[RICHARDSON & PATEL LETTERHEAD]

September 20, 2010

FOIA CONFIDENTIAL TREATMENT REQUEST

Correspondence via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Joseph McCann, Division of Corporation Finance

Re:	Composite Technology Corporation Form 10-K for the fiscal year ended September 30, 2009 Filed December 14, 2009 Form 10-Q for the fiscal quarter ended June 30, 2010 File No. 000-10999
Dear Mr. McCann:

On behalf of Composite Technology Corporation  (the “Company” or “CTC”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 18, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Please be advised that portions of this letter have been redacted for business confidentiality reasons.  We respectfully request that the Staff be sensitive to such confidentiality matters if it elects to send the Company any follow-up questions or comments.

Form 10-K for the fiscal year ended September 30, 2009

Item 1. Business

Government Regulation, page 10

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

1.
Please tell us, and revise applicable future filings, whether you have received the necessary approvals from the industry-standard and governmental authorities mentioned here and on page 11. To the extent that you have not received necessary approvals in these markets, please revise your future filings to address the process for obtaining the necessary approvals from the applicable authorities and your status for receiving such approval.

Response:

Our ACCC conductor is a product that has been sold for more than 5 years with over 10,000 kilometers of conductor installed in numerous countries.  There is no one worldwide body, such as “Underwriters Laboratories” that certifies products such as ACCC conductor.  Rather, each market determines the level of registration or regulation over conductor products.  For our primary markets of North/South America, China, Europe, Indonesia, India, the Middle East and South Africa, we are fully certified to sell ACCC conductor, as disclosed on page 7, last paragraph of the filing. According to our current market analysis, we are certified to sell ACCC™ Conductor in 95% of the estimated world market for conductors.  Most of the rest of the world generally defers to one or more certifications, or registrations, in another country; typically a country such as the U.S. the U.K., France, Germany, or China for which we have already received approval or certification.

We will clarify the paragraph located at the top of page 11 of the filing in future filings to clarify that ACCC conductor has already received approval in substantially all markets worldwide.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 25

2.
If your previously disclosed plans and expectations have changed, please tell us, and revise applicable future filings to describe the reasons for the change. In this regard, we note the numerous statements throughout this report and your subsequent Exchange Act filings regarding events you anticipate will occur, such contracts you are “in the process” of renegotiating and sales and orders you are “working on.” We also note, however, that your subsequent filings do not include updated disclosure regarding these matters. Among these include:

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

•	You disclosure on page 26 regarding $800 million of sales opportunities you are “working on” and the contract with your Chinese distributor that you are “in the process” of renegotiating; and

•
the letter to shareholders included in your definitive proxy statement refers to “detailed plans” for a second facility that you could implement quickly “commensurate with anticipated, accelerated sales growth” and to anticipated “significant growth and profitability” for your product.

In addition, to the extent you disclose changes, please tell us and ensure that such disclosure on future filings discusses the reasons for the change. For example, you disclose on page 18 of your Form 10-Q for the period ended March 31, 2010 that negotiations and resolutions of all differences between you and DSME regarding the net asset value calculation “is expected during the June 2010 quarter.” However, rather than describing the reason for the change, your disclosure on page 17 of your Form 10-Q for the period ended June 30, 2010 states only that “all differences continued during the June 2010 quarter.” Please tell us, and revise future filings to describe, the reason for the change. Also tell us the nature of the dispute and status of negotiations.

Response:

In general, the revenues for our business is in a significant growth mode, therefore highly volatile, and has been historically reliant on a small number of customers, or markets, the revenue for which is based on a small number of large dollar contracts with infrequent shipments.  Therefore revenues are sporadic across quarters as opposed to regular deliveries with a broad customer base for a regular and predictable revenue stream.  This is regularly and routinely disclosed or discussed throughout our MD&A, our Risk Factors and our quarterly teleconference calls, the transcripts of which are filed under Reg FD on Form 8-K as a matter of practice.

In the past, we have provided a complete and comprehensive MD&A update for our annual Form 10-K files with MDA updates on a “year to date” approach to provide updates for material events that have transpired since the Form 10-K balance sheet date.

We have included in our risk factors our historical reliance on one customer in China in past years as well as our broadening of our customer base and our efforts thereto.  Finally, for Form 10-Q for the quarter ended June 30, 2010 on page 27 we provided a discussion of revenue impacts as well as a table indicating the sources of revenue from each of our markets as well as the average revenue price per kilometer shipped.  We intend to include this disclosure in all future annual and quarterly filings and further add textual clarification to address the following requirements out of SEC Release No. 33-8056 for such known trends or uncertainties.

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

“Disclosure is mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on the registrant's financial condition or results of operations.8 Accordingly, the development of MD&A disclosure should begin with management's identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company's current and prospective financial position and operating results.9”

We conduct quarterly investor teleconference calls that highlight the operational activities and add further clarification and color to matters discussed in the MD&A section including the two points mentioned above.  For nearly all such calls, management provides for an investor Q&A session to ask questions about the quarter, including the activities in China, production levels, DSME escrowed funds, and so forth.  The complete transcripts to these calls are filed under Regulation FD on Form 8-K after the conference call and are available via webcast for a year after the date of the call.

We typically do not provide revenue guidance at the conference calls or in the MD&A due to uncertainty over the shipments and the complexity of the revenue recognition and the conservative nature of our revenue recognition policies.

To specifically address each point raised above:

Point 1 ($800 million sales opportunity/China distributor):  We continue to work on these sales opportunities although the figure is now up to nearly $1 billion.  The sales cycle for the typical project is between 6 and 48 months long and with the continuing economic conditions worldwide, a reduction in the immediate need for electrical transmission improvements has resulted in project delays to many of these projects as opposed to losing bids to other parties.  To date, the number of projects lost has been inconsequential but delays to bid and tender award timing has occurred in all of our markets. This was mentioned as well in the Form 10-Q filing for June 30, 2010 on page 27.    We had expected, and had planned for, the award of some of these projects as bid wins.  As for the China distributor, we continue to negotiate with several groups in China.  These negotiations are ongoing and have expanded to three parties including meetings scheduled throughout September, 2010.  We intend to update our disclosure on both the sales opportunities and our situation in China at the earlier of:  i) significant bid award or contract signature, through press releases and under Form 8-K, if material or ii) our next form 10-K filing MD&A and our Risk Factors, as appropriate.

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

Point 2 (Second Facility):  As discussed in point 1, we have had multiple bids and expected revenue wins delayed. This has caused significant excess capacity for our existing plant, which has resulted in the shelving of plans for any additional capacity.  The statement in the proxy remains true in that we now have the ability to quickly ramp production through new plants, should the demand arise.  We will address this update in the next annual filing.

Point 3 (DSME net asset value calculation):

In August 2009 the company sold substantially all of the remaining Dewind assets to Daewoo Shipbuilding and Marine Engineering (DSME) out of South Korea, for $49.5 million.  The definitive agreement was signed in August 2009 and publicly disclosed on August 14, 2009 on Form 8-K.  The deal was closed on September 4, 2009 and publicly disclosed on September 11, 2009 on Form 8-K. **** this resulted in an increase of escrowed funds from $7 million to $17 million between the August definitive agreement date and the September 4, 2009 closing date.

The DMSE escrow situation was accurate for the June 30, 2010 Form 10-Q filing.  ****  As disclosed in the Form 8-Ks filed in August and September, 2009, the DSME escrow is comprised of two portions.  Part A consists of $5.55 million and Part B consists of $11.65 million.

Escrow Part A was set aside to provide for cash recovery by DSME if the net assets sold (NAV) had a lower valuation than that represented by the Company as well as for recovery by DSME for certain potential supply chain claims for three key suppliers. As of the date of the Form 10-K  report, the Company believed and as of today continues to believe that the assets sold were fairly valued and that the entire portion of this escrow balance should be included as part of the purchase price as its collection is probable.

Operationally, the terms of the escrow Part A are that, DSME was to provide an initial calculation of their NAV in December, 2009 and the Company was to respond within two weeks.  Within one month after the Company’s response, if no resolution was obtained, either party could elect to request an independent audit to finalize the NAV.  To date, negotiations began in January and were conducted in earnest through March where it was determined that two key issues remained unresolved.  Since March, negotiations on the two issues have continued and neither party has elected to engage the third party auditors.  In July, 2010 (disclosed on page 27 of Form 10-Q filed August 9, 2010) the Company received $836,000****.

****  Portions of this correspondence letter have been deleted pursuant to Rule 83 of the Securities Exchange Act of 1934.

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

****

Further update on the status of the DSME escrow will be provided at the earlier of the filing of a Form 8-K in the event of a breaking of the escrow, or the next Form 10-K filing expected to be filed in December, 2010.

Results of Operations

Product Revenue, page 28

3.
Please revise future filings to provide a more detailed discussion of changes in revenues as required by Item 303(A)(3) of Regulation S-K and SEC Release No. 33-8056. This discussion should include any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In this regard, we see from page 26 that the number of kilometers shipped and the revenue per kilometer shipped has decreased over the past 3 years and that a change in product and geographic mix has impacted your results of operations.

Response:  See answer to question 2 above.  We will revise future filings accordingly.

Liquidity and Capital Resources, page 31

4.
We note that your discussion of liquidity and capital resources primarily focuses on the inflows and outflows of the statement of cash flows. As required by Item 303(A)(1) of Regulation S-K, please revise future filings to also identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way. For example, your discussion could explain the provisions of your significant restricted cash and any material covenants related to your notes payable.

Response: We will revise future filings to include mention of the release of the restricted cash as well as reiterate the material covenants in our April, 2010 notes payable, as appropriate.

5.
We refer to the final two sentences in the penultimate paragraph of page 9 where you disclose that approximately $17.2 million of the sales proceeds were escrowed to cover “certain contingent liabilities” and that $5.5 million is expected to be released after achievement of “certain milestones” with the remaining $11.7 million to be release over longer periods. With a view toward disclosure, please describe for us in detail the “certain contingent liabilities” and the “certain milestones” you reference. Also tell us whether there are any conditions applicable to the release of the $11.7 million. In this regard, please also tell us the nature of the claims that may be made against DSME by third parties, as noted on page 12, whether those claims are currently pending or threatened, how it is or will be determined when those claims have expired or otherwise will not be brought. Also, your disclosure on page 12 indicates that you will incur all costs associated with the defense of any such claims. If so, please tell us and state so directly in future filings. Also tell us whether the restricted cash may be used for such defense.

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

Response:

Please see our responses to question 2 and question 7 where we have discussed the escrowed cash situations.

6.
We note the reference to “in-the-money” options and warrants as a source of liquidity. With a view toward disclosure for future filings, please tell us whether the material purpose of the multiple re-pricings noted in your document, such as on page 61, were for the purpose of encouraging the exercise of these instruments. Also tell us, and ensure your disclosure in future filings discuss the accessibility and risks of accessing this particular source of liquidity. For example, do these instruments contain any cashless exercise feature, like the feature in Exhibit 10.24? Could such re-pricings result in additional dilution to your shareholders?

Response:

Historically, the Company has received significant amounts of cash from the exercise of “in-the-money” warrants and limited amounts of cash from the exercise of employee stock options.  For example, in the 2007 and 2008, fiscal years, the Company received approximately $2.4 million and $4.5 million respectively from the exercise of options and warrants.  As of 9/30/09 the Company had approximately 30 million combined warrants and options outstanding which were priced at $0.35 or lower, and which would bring in $10 million in proceeds, if exercised in full. (see page 17 risk factor for discussion)  Management therefore feels that it is appropriate to mention the potential exercises of such instruments as a potential source of cash.

The purpose for the re-pricing of the employee and consultant stock options was for employee retention and incentive purposes and not as an attempted inducement to exercise options.  Except for options issued and which were outstanding to terminated employees, and which were not re-priced, all options issued for the 2002 and 2008 stock option plans were re-priced to $0.35/option in January 2009 at the direction of the Compensation Committee of the Board of Directors. Due to the economic downturn, the Company’s share price dropped from over $1.00 per share in September 2008 to below $0.25 per share in January 2009. (See discussion in Note 11, page 64).

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

The Company had yet to achieve positive cash flow sufficient to fund operations and its growth at the January 2009 date of the repricing.  As of that date, very few incentive based cash bonuses had been paid and there was no cash incentive compensation plan in place.  At that time and continuing to the present, the Company relies heavily on equity based incentive compensation in its compensation matrix.  The compensation committee of the Board of Directors realized that the Company was at risk of losing key employees without sufficient incentive compensation, either cash or equity based.  Due to the financial condition of the company, a cash incentive plan was not economically feasible.  To provide sufficient equity incentives, either significantly more option grants or an option grant repricing was discussed by the Compensation Committee.  The Compensation Committee did not want to incur significant dilution from new grants and elected instead to re-price the existing option grants in order to provide sufficient incentive and retention to the existing employees.

Neither of the company’s option plans allow for cashless exercise.

No warrants were re-priced, except as required under contractual obligations to our investors for anti-dilution provisions, if applicable, where the issuance of additional equity instruments contractually obligate the company to adjust the exercise price of the warrant upon sale of equity-based securities at a price lower than the exercise price of the warrant.

7.
We note your disclosure on pages 24 and 25 regarding the significant amount of liabilities you retained following the DeWind asset sale. Please tell us, and revise future filings to clarify, the nature of these liabilities. For example, clarify what you mean by your disclosure that the liabilities relate “primarily for turbines sold and installed” and for “technology licenses.” Also, clarify what you mean by the disclosure that the liabilities include “net payables related to…now insolvent…subsidiaries…substantially all of which have been assigned.” Include in your response the specific nature of the payables and liabilities and how they relate to you and the DeWind business. Also include in your response and disclosure in applicable future filings when these liabilities are due, how the amount is determined, the terms under which these liabilities are to be collected and the impact on your liquidity.

Response:

The liabilities are the residual liabilities that were incurred as a result of the Dewind acquisition in 2006, the accrued losses associated with Dewind activities between July 2006 and the asset sale in September 2009, and any additional liabilities associated with the remaining operations of Dewind from September 2009 to date. ****  We do not believe that these liabilities will have a significant impact on our liquidity.  In the event that cash is required to satisfy claims related to DSME, there is a significant cash balance escrowed as discussed in the answer to question 2 and which the Company believes is significantly higher than any potential claims on those escrowed funds.

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

Substantially all of the Dewind liabilities reside in the remaining Dewind European subsidiaries, which are sheltered by corporate legal entities from the ultimate parent company and the CTC Cable operating company from which the Company derives all of its current operations. ****

It also appears that the Staff is misinterpreting the disclosure on page 25.  The pertinent and relevant activities on the remaining Dewind (renamed Stribog after the bulk asset sales since DSME retained the rights to the Dewind name but referred herein as Dewind for simplicity sake) business on page 25 are included in the statement “pertain to activities outside of the United States, primarily for turbines sold and installed in Europe and South America and technology licenses to Chinese customers.  This disclosure identifies the remaining operations after the sale of the bulk of the assets.  Under the terms of the bulk asset sale, the remaining Dewind business is prevented from new wind turbine sales or new licensing deals.  These are not, however, liabilities, but descriptions of the residual operations.

****

For the next Form 10-K, we expect to include additional disclosure and description of the remaining Dewind activities. ****

Critical Accounting Policies and Estimates

Warranty Provisions, page 33

8.
We reference the disclosure that you mitigate your loss exposures for warranties through the use of third-party warranty insurance. Please expand the disclosure in future filings to explain the nature and terms of the warranty insurance, including how this coverage impacts your exposure to warranty liabilities. Please provide us with a sample of your revised disclosure.

Response:

**** Portions of this correspondence letter have been deleted pursuant to Rule 83 of the Securities Exchange Act of 1934.

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

We propose to add the following language:

“Our ACCC™ Conductor is sold to our customers with a standard three-year product warranty.  The Company purchases a three-year term product warranty liability insurance policy for all ACCC™ Conductor sold directly by the Company to mitigate any product warranty liability risk.  All customers have the option to extend this warranty for to up to ten years upon customer payment of additional insurance premiums.  The insurance policy covers materials costs and labor costs to replace the ACCC™ Conductor in the event of a product warranty claim caused by a product defect.  As such, the purchase of the initial three-year insurance policy covers significantly all product warranty liability for which the Company may be exposed under its standard three-year product warranty.  To date, the Company has had no product warranty claims.”

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies, page 46

9.
We see from page 26 that you offered “strategic” discounts to a customer in China during fiscal 2009. Please enhance your revenue recognition policy in future filings to disclose how you account for these discounts and any other incentives offered to customers. Please provide us with a sample of your revised disclosure.

Response:

The “Strategic discounts” are price concessions provided to a customer and entered into in the ordinary course of business.  We propose to add the following clarification to the Revenue Recognition policy disclosure:

“Revenues recorded are shown net of any sales discounts or similar sales incentives provided to our customers.”

Note 2. Discontinued Operations, page 54

10.
We see that $17.2 million of the amount received for the sale of DeWind is in escrow. Please tell us how you determined that amount is probable to be recovered under the terms of the sales arrangement such that the amount should be recorded as part of the purchase price.

Response:  See answer to question 2 for our analysis of the probable amount which should be recovered.

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

11.
We see that you recorded $3.3 million of “accrued contingent liabilities” as part of the loss on the sale of DeWind. Please tell us the nature of the accrued contingent liabilities and why it is appropriate to record these liabilities as part of the loss on sale. In that regard, discuss how these contingent liabilities are a direct cost of the sale.

Response:  The $3.3 million of accrued contingent liabilities relates to estimates under SFAS 5 related to break fees for turbine supply chain vendor contracts.  Certain of these contracts were not transferred to the acquiring company and were not resolved at the date of the transaction.  Some of these contracts with Dewind were “take or pay” contracts, previously disclosed as commitments of Dewind in past filings and which did not transfer to the acquirer of the assets.  We represent that these liabilities were the direct result of the asset sale transaction.  The transaction included a 5 year non-competition clause that effectively prevents the use of any materials in the “take or pay contracts.”  Prior to the transaction, the penalty clauses were not valid as these contracts were still usable.  As such, we consider the liability and associated loss as a direct cost of the sale.

The $3.3 million was an estimate of the liability associated with settling and satisfying these contracts.  To date, $1.5 million of the $3.3 million accrued has been resolved for a cost of approximately $0.9 million but an additional reserve was necessary for one of the other contracts.  We review these liabilities on a monthly basis and adjust our financials and disclose any changes on a quarterly basis as the estimates change or the break fees are negotiated.

12.
Please tell us the nature of the $3.3 million of “direct costs associated with the sale.” Clarify if the entire amount is related to professional service fees, as disclosed in the first paragraph on page 55, and if so, to whom these fees were paid. Future filings should also include this enhanced disclosure.

Response: The direct costs included $2.6 million of fees paid to RBS Securities for professional services used to broker the sale as well as $0.7 million in legal fees to our legal advisors, primarily Milbank, Tweed, Hadley, and McCloy, LLP. We will add this detail in our future filings.

13.
It appears that you recorded approximately $23 million impairment of goodwill and other intangible assets related to the DeWind segment during fiscal year 2009. Please revise future filings to include the disclosures required by FASB ASC 350-30-50-3.

Response:

We will revise our future filings to include:

a.	A description of the impaired intangible assets and the facts and circumstances leading to the impairment.

b.	The amount of the impairment loss and the method for determining fair value

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

c.	The caption in the income statement or the statement of activities in which the impairment loss is aggregated

d.	The segment in which the impaired intangible asset is reported

The impairment was a direct result of the disposition of the Dewind segment.

14.
We see that as of September 30, 2009, you have recorded $44 million of liabilities related to the disposed DeWind segment. Please describe in more detail the nature of the $30 million that relates to insolvent subsidiaries and also describe the composition of the remaining $14 million of liabilities or reconcile these amounts to the discussion included in Note 14. Your response should also describe when you expect to satisfy the obligations.

Response:  See answer to Question 7.

Item 9A. Controls and Procedures, page 71

15.
We reference the disclosure that there was no change in internal control over financial reporting during the fourth quarter ended September 30, 2009. However, we note the disclosure of the improvements over internal control over financial reporting included in management’s annual report on the assessment of internal control over financial reporting. Please reconcile these two statements.

Response:

The Company takes the position that the requirement for the report on internal control is to provide full disclosure of material weaknesses including both the steps taken by management to improve and address pre-existing control weaknesses as well as to disclose additional weaknesses identified over a given reporting period.  We further believe that, in the overall sense, for the year and fourth quarter ending September 30, 2009, continuing through the quarters ending June 30, 2010, March 31, 2010, and December 31, 2009 that the company’s internal control structure continues to be deficient for the reasons laid out in Item 9A as updated for form 10-Q filings.

Therefore, we assert that, in the macro sense, for the September 30, 2009 filing there is no change in the overall conclusion that there are material deficiencies in the internal control structure, although in the micro sense, significant progress continues to be made on existing weaknesses and, as identified, additional material weaknesses are remediated.

If additional clarification is required, we propose to change the last sentence in Item 9A for future filings to read:

“Except for the changes noted above, there was no change in our internal control over financial reporting during the fourth quarter ended September 30, 20XX that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

Exhibit Index, page 77

16.
Your Form 8-K filings on August 14, 2009 and September 11, 2009 indicate that you have requested confidential treatments for several exhibits to those filings, which exhibits are incorporated by reference here. We also note that your Form 8-K filed December 18, 2010 indicates that you have requested confidential treatment for an exhibit to that filing. Please tell us when you filed those requests.

Response: Our outside counsel submitted the confidential treatment requests for the August and September 2009 Form 8-K’s on or about September 25, 2009.  The confidential treatment request for the December 2009 Form 8-K will be sent shortly.

Form 10-Q for the fiscal quarter ended June 30, 2010

Consolidated Financial Statements

Note 5. Property and Equipment, page 18

17.
We see that on October 1, 2009 you changed the depreciating method and useful life for production equipment. This appears to be a change in accounting estimate effected by a change in accounting principle as defined in FASB ASC 250-10-45. Please tell us the reason for the change in depreciation method and useful life. Discuss why the new depreciation method is preferable and demonstrate that the new method better reflects the pattern of consumption of the asset.

In this regard, please tell us where you have provided all of the disclosures of FASB ASC 250-10-50-4 which also requires all of the disclosures in FASB ASC 250-10-50-1 through 3 for changes in accounting estimate effected by a change in accounting principle.

Response:

We elected to change the change the depreciation method to better reflect the pattern of the consumption of our production machine assets based on our experience with our production machines, the new type of production machines put into service, their usage, and machine wear.

The Company initially purchased four “out of the box” pultrusion machines in 2003 and 2004, which were initially used as research and development machines until as recently as 2007 and then as the production machines for the initial commercial production of our ACCC™ conductor core in 2005.  Since these assets were purchased under a 3 year capital lease, they were fully depreciated prior to 2008.

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

 In 2008, a much less expensive production machine was developed internally from readily available industrial parts, (as compared to the proprietary complete machine purchases for the first four machines), was developed internally and by the end of September, 2009 the Company increased the number of production machines by fourteen units.  This new type of machine was able to produce at an improved rate and the Company realized that each machine would have a much longer service life than the initial four machines.  The additional machines also created a substantial amount of excess capacity and the Company determined that a straight-line depreciation method for assets that were largely idle, would result in accelerated depreciation expense that did not accurately track to the life of the asset.  Based on estimates developed by our operations team on the life of the new machine, we created an estimate of the number of production hours that each “new” pultrusion machine should last and then to calculate an amount of depreciation expense to charge based on each hour of production.  We therefore assert that under FASB ASC 250-10-45-2 b and 250-10-45-19 that we can justify the use of an allowable alternative accounting principle on the basis that it is preferable to the previous accounting principle.

We conducted an assessment of the carrying value of the assets affected and due to the lack of sufficient records on the hours of usage per machine in production, made worse by the difficulty in separating long (3 day) “production” runs for sold products as compared to short (1-2 hour) “R&D” runs for new production design, as well as other initial variable (1-12 hour)“setup” runs for the new 14 machines, there is a lack of an ability to adequately and accurately determine which machine produced what level of product.    Therefore, we believe that a retrospective application would require significant estimates of the hours of production and other usages.  Under the guidance of 250-10-45-9c we therefore believe that it was impracticable to accurately report the change through retrospective application.  In addition, our initial review of the difference in depreciation for fiscal 2010 between the depreciation methods is immaterial.

  We are currently conducting a more thorough review of the production records to ascertain whether we can make sufficiently accurate estimates and thereby create a practicable restrospective application as well as review any such revised estimates for materiality.  Should this review conclude that the depreciation method change was material AND we are able to reasonably estimate the carrying value as of 10/1/09, we will prepare carrying value adjustments and provide the required disclosures under FASB ASC 250-10-50-1 through 250-10-50-4.

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality

18.
Tell us how you considered that a preferability letter should be filed for the change in accounting principle as Exhibit 18 in accordance with Rule 10-01(b)(6) of Regulation S-X and SAB Topic 6G(2)(b).

Response:  Our auditors are prepared to issue a preferability letter as an exhibit to the Form 10-K filing scheduled for December, 2010 if the change is determined to result in a material change to the carrying value of the assets.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

DeWind Asset Sale, page 27

19.
With a view toward clarified disclosure in future filings, please tell us the nature and operation of the “true-up mechanism” referenced here. Also tell us which provision of which exhibit contains this mechanism.

Response:  See response to questions 2, 7, and 10.  Exhibit 10.1 of the Form 8-K dated August 14, 2009 contains this mechanism.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Ryan S. Hong
Ryan S. Hong, Esq.

Confidential Treatment Requested by Composite Technology Corporation for business confidentiality